Filed by Leo Holdings Corp. II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Leo Holdings Corp. II

Commission File No. 001-39865

The following is a press release first made available on June 20, 2023.

World View Names New Chief Financial Officer and Appoints New Member to Its Board of Directors

Seasoned financial executive and former NASA administrator join the leading stratospheric exploration company as it prepares to go public

Stephen Wideman	Lori Garver

TUCSON, Ariz., June 20, 2023 – (BUSINESS WIRE) – World View, a global leader in stratospheric exploration and flight, today announced Stephen Wideman as Chief Financial Officer (CFO) and former World View Exploration and Tourism Advisory Board (ExTAB) member Lori Garver to its Board of Directors.

“We are excited to welcome Stephen to our executive team, and Lori’s continued counsel in her new role as Independent Director,” said Ryan M. Hartman, President and CEO of World View. “Their extensive industry experience and shared value of space exploration–in all forms–as well as its inherent role in the preservation of our planet will provide crucial insights and guidance as we continue to expand our global remote sensing business and create a radically improved future for our planet.”

As CFO, Wideman will oversee all of World View’s financial activities including accounting and controllership, planning and analysis, investor relations, internal audits and reporting. Wideman brings three decades of expertise in the financial industry that will help ensure fiscal responsibility to support World View’s enterprise growth initiatives. His background includes a broad array of experiences in corporate financial management; financial planning, analysis, and risk management; investor relations; and corporate treasury for consumer products to government contracts. More recently, Wideman served as Senior Vice President and Chief Financial Officer at Erickson Incorporated, a leading provider of aviation services. He holds a B.S. in Finance and Economics from Tuskegee University and an MBA from the University of Georgia.

“I am thrilled to be joining the World View family,” said Wideman. “There is clear opportunity for value creation in the company’s differentiated mission set, addressable markets, strategic partnerships and talented workforce.”

Garver is the former Deputy Administrator of the National Aeronautics and Space Administration (NASA) and a renowned aerospace executive, policy analyst and thought leader. In joining the Board of Directors, Garver relinquished her ExTAB seat effective May 3, 2023.

Garver began her career at NASA in 1996 and was nominated and confirmed by President Barack Obama as Deputy Administrator in 2009, serving in this role until 2013 when she became General Manager of the Air Line Pilots Association. For her outstanding service at NASA, she was awarded the NASA Distinguished Public Service Medal and the NASA Distinguished Service Medal. A career champion for space exploration and its benefit to humanity, Garver has also held roles as a member of the NASA Advisory Council, a guest lecturer at the International Space University, president and board member of Women in Aerospace and president of the American Astronautical Society.

“I look forward to joining the Board of Directors and working with the wider World View team to utilize the unique perspective of the stratosphere to provide new insights about our home planet in pursuit of a better future,” said Garver.

Following Garver’s appointment, World View’s Board of Directors will comprise five members including Sameer Gandhi, General Partner at Accel; Deepak Kamra, Managing Partner at Canaan Partners; Charlie Precourt, Former NASA Astronaut; Ryan M. Hartman, President and CEO at World View; and Garver.

World View continues to bring its remote sensing capabilities to new industries and markets around the world. Its unique approach to remote sensing via stratospheric balloons offers significant advantages compared to traditional satellite and fixed-wing aircraft imaging, enabling governments, organizations and commercial entities to gather data and analytics for a diverse array of current and potential use cases: national security and defense, methane detection, non-invasive energy exploration, wildfire and storm tracking, climate change research, agriculture, maritime monitoring and others.

To learn more about World View’s expertise pioneering stratospheric exploration, visit worldview.space.

About World View

World View is a leading global stratospheric exploration company, founded in 2012 and headquartered in Tucson, Arizona. World View has a demonstrated record of accomplishments in the stratospheric ballooning industry and is leading a new era of stratospheric exploration to take humanity’s understanding and appreciation of Earth to inspired new heights. With a sharper vision for a brighter future, World View exists to inspire, create and explore new perspectives for a radically improved future. Through its legacy remote sensing business, Stratollite® imaging and exciting future capabilities with research and engineering missions and space tourism and exploration, World View is working to ensure its ultimate objective: honor the planet so that future generations will feel blessed to call it home. For more information, visit worldview.space.

About Leo Holdings Corp. II and Leo Holdings

Leo Holdings Corp. II (“Leo”), currently listed on the NYSE under the ticker LHC, is a special purpose acquisition company (SPAC) that seeks to invest in entrepreneurially driven growth companies that aim to disrupt existing industries or business models, as well businesses positioned to thrive in the evolving digital information age where changing consumer behavior creates the opportunity for outsized returns. Leo Holdings Corp. II is part of a special purpose acquisition company initiative, Leo Holdings. Leo Holdings was formed by the principals of Lion Capital, which is led by Founder and Managing Partner, Lyndon Lea. Leo Holdings’ management team has extensive experience owning and operating businesses on a global scale and has collaboratively worked together for over 20 years. For more information, visit https://leoholdings.com/.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including information concerning World View’s possible or assumed future results of operations, business strategies, competitive position, industry environment, and potential growth opportunities, including any potential benefits that may be realized as a result of new members of management, among others, are forward looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of World View’s and Leo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of World View and Leo. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the inability of the parties to successfully or timely consummate the proposed business combination (the “Business Combination”), including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; the risk that the Business Combination may not be completed by Leo’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the Business Combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain adequate financing; the outcome of any legal proceedings that may be instituted against World View or against Leo related to the Business Combination or any related agreements; the ability to maintain the listing of Leo’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; risks related to the rollout of World View’s business and the timing of expected business milestones; the effects of competition on World View’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; the risks to World View’s business if internal processes and information technology systems are not properly maintained; risks associated with World View’s operational dependence on independent contractors and third parties; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; risks and uncertainties related to World View’s international operations, including possible restrictions on cross border investments which could harm World View’s financial position; ability to achieve improved margins and cost efficiency; continuing risks relating to the COVID 19 pandemic; and risks associated with World View’s ability to develop its products and achieve regulatory approvals or milestones on the timelines expected or at all. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo’s registration statement on Form S-1, as amended (File No. 333-249676), the Registration Statement (as defined below) with the Securities and Exchange Commission (the “SEC”) by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Leo or World View presently know or that Leo or World View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo’s and World View’s expectations, plans or forecasts of future events and views as of the date of this press release. Leo and World View anticipate that subsequent events and developments will cause Leo’s and World View’s assessments to change. However, while Leo and World View may elect to update these forward-looking statements at some point in the future, Leo and World View specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s and World View’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this press release is based on the estimates of World View and Leo management. World View and Leo obtained the industry, market and competitive position data used throughout this press release from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. World View and Leo believe their estimates to be accurate as of the date of this press release. However, this information may prove to be inaccurate because of the method by which World View or Leo obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information

On April 7, 2023, Leo filed with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which included a preliminary proxy statement/prospectus of Leo, which is both the proxy statement to be distributed to holders of Leo’s ordinary shares in connection with the solicitation of proxies for the vote of Leo’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Leo’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Leo’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about Leo and World View and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. However, Leo, World View and Leo Investors II Limited Partnership and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Leo and World View in the proxy statement/prospectus relating to the proposed business combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts:

Jack Taylor

worldview@jacktaylorpr.com